Gmail

Paul Scanlan <[redacted]>

[Test] Introducing FADE TO BLACK - Your top M-Pulse pick gets the greenlight

Legion M <team@legionm.com> Tue, Sep 24, 2024 at 8:44 PM
Reply-To: us13-65a4878852-cb7d3fd1d2@inbound.mailchimp.com
To: "<< Test First Name >>" <[redacted]





LEGION M

FADE TO BLACK.
"A dark gem that promises a fun, macabre journey through the gutters of Hollywood ambition."
- The Black List

<< Test First Name >>,

We're thrilled to announce that *Fade To Black*, one of the projects that tied for first place in our last M-Pulse survey, is officially entering pre-production! Your votes and input gave us the confidence to move forward, and we couldn't be more excited to share the journey with you. As always, your voice is an essential part of Legion M's DNA and we believe it's one of the most important differentiators in our fan-owned model.

Since the survey earlier this year, we've been working behind the scenes to bring *Fade To Black* to life, and it's all coming together in spectacular fashion. This dark thriller will star Karan Soni (*Deadpool* franchise, *Spider-Man: Across the Spider-Verse*) as Amit, a screenwriter desperate to make his mark in Hollywood. Alongside him, the film will feature an incredible ensemble cast including Katerina Tannenbaum (*And Just Like That...*, *Better*

Call Saul), Max Carver (*The Batman*, *The Leftovers, Teen Wolf*), Rafael Casal (*Blindspotting*, *Loki*), Gavin Leatherwood (*Chilling Adventures of Sabrina, It's What's Inside*), Joseph Lee (*Beef*, *Searching, Star Trek: Picard*), John Carroll Lynch (*The Trial of the Chicago 7*, *American Horror Story*), and Zosia Mamet (*Flight Attendant*, *The Decameron, Madame Web*).

Directed by Andrew Sandler (known for his work with mega-artists like Blink-182, Justin Bieber, and Ariana Grande) and written by Brandon Cohen, *Fade To Black* will take you on a darkly comedic ride through the brutal realities of the entertainment industry, as Amit's desperate ambition leads him to mimic the murders of his script's fictional serial killer. It's a twisted, razor-sharp exploration of the madness behind Hollywood's glamorous curtain, and marks Sandler's debut into narrative features.

[Check out the Exclusive article in Variety](#)

Now for the part we're most excited about—you! Just like *You Can Call Me Bill* and *My Dead Friend Zoe*, *Fade To Black* will offer our Legion M community the opportunity to make a direct investment in the film, plus get your name in the credits. To kick things off, we're giving you the chance to make a **non-binding reservation** (at the link below) to reserve your stake in the film right now. There's no cost or obligation, but when the funding campaign opens, reservation holders will be given priority status to complete an investment in the film, before we open it to the broader community.

Make A Non-Binding Reservation

Reminder: as a Legion M investor, you already own a stake in this project through your ownership of Legion M. Making a direct investment in *Fade To Black* is an opportunity to double down on this awesome project and participate directly in the recoupment when it hits the market.

We can't wait to see what we'll build together with *Fade To Black*—stay tuned for more exciting updates.

Onward & Upward,

Paul, Jeff, and the Legion M team

P.S. This is just the beginning! Get ready for more behind-the-scenes looks and exclusive content as we move forward with *Fade To Black.*

   

FADE TO BLACK.

"A dark gem that promises a fun, macabre journey through the gutters of Hollywood ambition."

- The Black List

FILM FANS UNITE TO BRING FADE TO BLACK TO LIFE!



LOGLINE

Faced with the horrors of trying to make it into the twisted business of Hollywood, an anxious and awkward screenwriter starts committing the murders of his fictional serial killer in a desperate attempt to finally break through.



ATTACHED CAST

Karan Soni (Dopinder from *DEADPOOL*) is attached as our lead Amit

Katerina Tannenbaum to play Sofia (*BETTER CALL SAUL, 40-LOVE*)

Max Carver to play Tom (*THE BATMAN, THE LEFTOVERS, TEEN WOLF*)

John Carroll Lynch to play Wayne (*ZODIAC, SHUTTER ISLAND*)

Zosia Mamet to play Lauren (*GIRLS, THE FLIGHT ATTENDANT, MADAME WEB*)

Gavin Leathwood to play Spencer (*CHILLING ADVENTURES OF SABRINA, IT'S WHAT'S INSIDE*)

Joseph Lee to play Ethan (*BEEF, SEARCHING, STAR TREK: PICARD*)

Rafael Casal to play Zach (*BLINDSPOTTING, LOKI*)

DIRECTOR ANDREW SANDLER HAS A FANTASTIC TAKE ON THE STORY:



In the murky corridors of Hollywood, where dreams often collide with harsh realities, FADE TO BLACK emerges as a visceral exploration of the lengths one may go in pursuit of success.

My journey, intricately woven through the worlds of music videos, documentaries, and commercials, has put me through the full gamut of experiences, from euphoric to awful, and shaped me into the storyteller I am today. In turn, my debut feature film isn't just a picture to me — it's a soul-baring expedition through the tumultuous landscape I've witnessed and lived. A dark comedy that then unfolds into a psychological thriller, blurring the lines between fiction and reality.

As a filmmaker, I intimately understand the haunting dance between dreams and disillusionment. My passion lies not just in showcasing the glitz and glamor of this world but in unraveling the emotional tapestry that threads through every artist's pursuit. An effort that I hope to be both a rallying cry to creatives everywhere, as well as a harrowing and cautionary tale for us all.

OWN A PIECE OF THE MOVIE

This is a chance to OWN a piece of an edgy and explosive film that has the potential to make waves in Hollywood and beyond. Both the Horror and comedy genres are some of the most popular content genres with some of the highest demand from buyers and distributors.

Terms have not yet been released, but you can sign-up below to make a non-binding reservation and get priority access once the details are announced.

RESERVE YOUR SPOT

Reservations are non-binding -- you can decide if you'd like to invest once the terms are released. Reservation holders will be the first to know once the offering opens, and will receive priority consideration if it sells out.

Name*

Email *

Phone Number (if you want a text alert)

Likely investment amount:
- ☐ $40+
- ☐ $100+
- ☐ $500+
- ☐ $1,000+
- ☐ $10,000+

Would you like to join Legion M (it's free)?
- ○ Yes Please!
- ○ No thank you.
- ○ No need -- I'm already part of Legion M!

Please confirm the following: *
☐ I understand that this reservation is non-binding and can be canceled at any time. I also understand that this reservation does not guarantee me the opportunity to invest, but will provide priority if the offering sells out.

SUBMIT

FAQ

Is this a kickstarter?
No. When you back a kickstarter project, you are donating in exchange for perks. In this case, you are investing in the project, and will own a share of revenues earned by the project.

What do I get for investing?
Terms are not available yet, but if you make a reservation you will be first on the list once they are announced (and will also have priority if the offering sells out).

What does the reservation mean?

Reservation holders will be the first to be alerted once the offering opens, and will be given priority consideration if it sells out. Reservations are non-binding -- there is no obligation if you change your mind.

Do I need to be a Legion M investor to invest in this project?
Nope! Fans around the world are invited to participate. Note that the SEC does place some restrictions on who can invest -- those will be made clear when the terms are announced.

What if I'm already an investor in Legion M?
As an investor in Legion M, you already have a stake in all our projects (including this one). That said, your investment return for Legion M is tied to the long-term success of the company rather than any individual project. If you are interested, you are welcome to invest directly in this project and be listed in the credits in the film and receive a return tied directly (and solely) to revenues generated by this film.

WHAT IS LEGION M?

Legion M is the first entertainment company built to be owned by FANS rather than corporate investors. By uniting fans and giving them a voice, we're opening the gates of Hollywood and building a company we believe has significant competitive advantage in one of the biggest industries on the planet.

After all, fans are the ones who buy the tickets, pay the subscriptions and fuel the industry. Individually, we are just consumers, but TOGETHER WE CAN SHAPE THE FUTURE OF HOLLYWOOD!

MAKE HISTORY WITH LEGION M!

BACK TO TOP



OWNED BY FANS

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.

NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED WITH THE SEC AND THIS MAY ONLY DONE THROUGH AN INTERMEDIARY'S PLATFORM.

AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

THE COMPANY IS "TESTING THE WATERS" UNDER REGULATION CF UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY

Gmail **Paul Scanlan** <[redacted]

[Test] Impact, Awards, and Returns – An Interim Investor Update on MDFZ

Legion M <team@legionm.com> Tue, Nov 5, 2024 at 6:47 PM
Reply-To: us13-65a4878852-87f04ec7cc@inbound.mailchimp.com
To: "<< Test First Name >>" <[redacted]

LEGION M


SONEQUA MARTIN-GREEN NATALIE MORALES ED HARRIS
MORGAN FREEMAN UTKARSH AMBUDKAR GLORIA REUBEN
MY DEAD FRIEND ZOE
THEATERS NATIONWIDE FEB 28
100%
SXSW WINNER
CALGARY INTERNATIONAL FILM FESTIVAL OFFICIAL SELECTION 2024
OFFICIAL SELECTION MILL VALLEY FILM FESTIVAL 2024
WOODSTOCK FILM FESTIVAL 2024
OFFICIAL SELECTION 2024 NEWPORT BEACH FILM FEST
OFFICIAL SELECTION ORCAS ISLAND FILM FESTIVAL
LEIDEN INTERNATIONAL FILM FESTIVAL 2024
OFFICIAL SELECTION NYLFF

Dear *My Dead Friend Zoe* Investors,

It's truly inspiring to look back at how far *My Dead Friend Zoe* has come over the last year and to think the best part of the journey is still in front of us. It's been a fun ride so far, and every bit of the momentum stems from your support of this project. We often say it, but it bears repeating - **we simply could not have done this without you**. The way this community rallied behind the project is extraordinary, and for that we are deeply grateful.

From the [many festival awards](#) and standing ovations to the 100% positive rating on Rotten Tomatoes, *My Dead Friend Zoe* is resonating with audiences and we're excited about what's ahead. The reception speaks to the heart of the film, delivering on our goal to create something entertaining, meaningful and impactful. But beyond the impact, we are also here to make smart and sound investments. And while there's still a lot of journey ahead, it's encouraging to think we might very well be on the path to the elusive "trifecta" of success: critical acclaim, positive social impact, and financial returns for you, our investors.

On that note, we're excited to share a bit of good news on that front. **Please keep the following information confidential, as these are things that have not been publicly announced yet.** Last week, we signed a landmark deal with Universal Studios for the foreign rights to *My Dead Friend Zoe*. This agreement means that Universal will be releasing the film in almost every country outside of North America. This deal also comes with a minimum guarantee of at least $1.5 million, ensuring the start of a return to our investors. Our first payment, which is close to $1 million, will arrive once we deliver the film to Universal (we are working around the clock to make that happen this month!). Additional payments will follow once the film releases, with potential for ongoing income as the film launches globally.

We estimate that investors will recoup 30-40% of their investment within the next six months from the Universal MG — while still preserving potential upside from foreign and, more importantly, the U.S. release in February. Separately, we've heard from our US partner that a major streamer is interested in *My Dead Friend Zoe* which could offer yet another significant opportunity for the film when we get to that window.

This near-term recoupment is exciting, but it's also just the beginning. Both the Briarcliff and Universal distribution agreements have terms lasting 25 and 20 years respectively, allowing for *My Dead Friend Zoe* to generate income for years to come.

Suffice it to say, we're holding a strong hand and it's nice to take a little bit of money off the table and stay in the game for the long term upside. This is a notoriously unpredictable industry, but we're feeling optimistic and eager to see how the final cards fall to know the full extent of what it will yield. That trifecta we were aiming for is closer than ever, and we look forward to updating you as things unfold.

Your belief in this project has made everything possible, and we're endlessly grateful for your support. Keep an eye out for details for some special event screenings as we get closer to the official release.

Finally, if you've enjoyed being part of this project and want to join us on our next chapter, our newest production, *Fade To Black*, is already in motion and we would love to have you on board again. Click here for more information and to make a reservation to invest when we open the round.

With warmest gratitude,

Paul, Jeff, and the Legion M team

   

Legion M Entertainment Inc.
1801 Century Park East
24th Floor
Los Angeles, CA 90067

Gmail

Paul Scanlan <[redacted]

[Test] A Thanksgiving Letter of Gratitude from Legion M

Legion M <team@legionm.com> Wed, Nov 27, 2024 at 1:09 PM
Reply-To: us13-65a4878852-5daa12519c@inbound.mailchimp.com
To: "<< Test First Name >>" <[redacted]


Happy Thanksgiving
from all of us at
LEGION

Dear Legion M Community,

As Thanksgiving approaches, we want to take a moment to express just how grateful we are for each and every one of you. This journey would not

be possible without your support, engagement, and belief in the vision of Legion M. You are the core of what makes this company special—our superpower—and every ounce of success we achieve is thanks to your involvement and passion.

In Case You Missed It:
This past Sunday, we hosted a worldwide toast to thank our incredible community and share some exciting company updates. The event included a live update from the set of *FADE TO BLACK*, along with a quick conversation with director Andrew Sandler. If you missed it, don't worry—we've edited the Zoom recording into a highlights reel for you to check out.

We have so much to be thankful for and to look forward to with Legion M this season, including:

THE MAN IN THE WHITE VAN hitting theaters on December 13th! We're planning some fun events around the country to celebrate this momentous release with our "rolling red carpet" tour. Check out our blog post for the latest ticketed event near you. Also, a new review gave it 4 stars!

MY DEAD FRIEND ZOE is gaining momentum! We shared the official trailer with the world, and as we head toward the February release, excitement is building.

FADE TO BLACK has officially wrapped filming! We're beyond thrilled with what we've captured on set. During Sunday's toast, we gave a sneak peek at a rough sizzle reel cut from the dailies, and the response was overwhelmingly positive. It's clear we have another hit on our hands. As a reminder, Legion M already owns this film, so you're part of its success from the start. However, if you'd like to double down with a direct investment in the project, and get your name in the credits, we encourage you to make a reservation now to secure first dibs when the round opens in the coming days. *FADE TO BLACK* is shaping up to be another unforgettable ride, and we're thrilled to have you along for the journey!

As we reflect on all we've accomplished and the exciting road ahead, we are reminded of what truly matters: being surrounded by friends, family, and a community like no other. Thank you for being part of our Legion M family and we hope to see you soon at one of our events.

From everyone on the Legion M team, we wish you and your loved ones a festive Thanksgiving filled with gratitude, community, and maybe even a great movie or two.

With heartfelt thanks,

The Legion M Team

   

Gmail

Paul Scanlan <[redacted]>

[Test] Fade To Black - Exclusive Director Sizzle Video

Legion M <team@legionm.com>
Reply-To: us13-65a4878852-888c1b2db2@inbound.mailchimp.com
To: "<< Test First Name >>" <[redacted]

Tue, Oct 8, 2024 at 4:03 PM


FADE TO BLACK.
"A dark gem that promises a fun, macabre journey through the gutters of Hollywood ambition."
- The Black List

<< Test First Name >>,

In case you missed it, we recently announced Legion M's newest production, *Fade To Black* (one of the top-rated projects from our last M-Pulse survey), has officially entered pre-production. Thanks to your votes and input, this dark thriller is coming to life, and we could not be more excited to share all the details with you.

This collaboration with our community is what makes Legion M unique and powerful, and we're thrilled to be starting another journey together!

To give you a sense of the film's tone and style, plus showoff the amazing ensemble cast, we're sharing with you an exclusive (Legion M eyes only) sizzle video from director Andrew Sandler, known for his work with Blink-182, Justin Bieber, and Ariana Grande. This marks his narrative feature

debut, and *Fade To Black* promises a darkly hilarious exploration of Hollywood's underbelly as screenwriter Amit, played by Karan Soni (*Deadpool*, *Spider-Man: Across the Spider-Verse*), spirals into dangerous territory, mirroring the serial murders of his script. With an incredible cast that includes Katerina Tannenbaum (*And Just Like That...*, *Better Call Saul*), Max Carver (*The Batman*, *The Leftovers*, *Teen Wolf*), Rafael Casal (*Blindspotting*, *Loki*), Gavin Leatherwood (*Chilling Adventures of Sabrina*, *It's What's Inside*), Joseph Lee (*Beef*, *Searching*, *Star Trek: Picard*), John Carroll Lynch (*The Trial of the Chicago 7*, *American Horror Story*), and Zosia Mamet (*Flight Attendant*, *The Decameron*, *Madame Web*), this is a project you won't want to miss.

Watch The Exclusive Sizzle Video

Now's Your Chance – Make a Reservation

Following in the footsteps of *You Can Call Me Bill* and *My Dead Friend Zoe*, *Fade To Black* is the next project where Legion M will offer our community the chance to make a direct investment in the film, plus get your name in the credits. If you're interested at all, please make a non-binding reservation to secure your spot. Reservation holders will be given priority to complete their investments before we open it to the broader community and the general public. As with our William Shatner project, which sold out on reservations alone, we expect demand to be high.

Don't miss your chance – [Make A Non-Binding Reservation Here] to double down on your Legion M investment. Reminder, if you are a Legion M investor, you already own a small stake in this project (via Legion M stake), but this direct investment offers an opportunity to participate directly in the project's income and success once it hits the market.

We can't wait to bring *Fade To Black* to life and look forward to sharing more on this project as we move into production and beyond!

Onward & Upward,

Paul, Jeff, and the Legion M team

P.S. Stay tuned for more ways to get involved in the filming of *Fade To Black*, including set visits, and other behind-the-scenes looks.

   

Gmail

Paul Scanlan <[redacted]>

[Test] Fade To Black - New Cast Members Announced

Legion M <team@legionm.com>
Reply-To: us13-65a4878852-33a1bffa2f@inbound.mailchimp.com
To: "<< Test First Name >>" <[redacted]





Fri, Nov 22, 2024 at 12:45 PM

LEGION M

FADE TO BLACK.
"A dark gem that promises a fun, macabre journey through the gutters of Hollywood ambition."
- The Black List

<< Test First Name >>,

Currently filming in Los Angeles, *FADE TO BLACK*'s already stellar cast keeps getting better with exciting new talent joining the lineup – **as announced exclusively by Deadline** earlier this week, with additional news outlet pickups from Collider and Bloody Disgusting.

To say we're impressed with what we're capturing on set would be an understatement—we are absolutely blown away. Sandler's directorial leadership across a highly collaborative crew has elevated every aspect of this production, from the electrifying performances to the breathtaking cinematography and inspired production design. The dailies our editors are working on already hint at the magic we're creating, with poignant, memorable scenes and plenty of Legion M Easter eggs mixed in. Plus, there's a surprise talent attachment we can't wait to reveal soon, adding

even more excitement to what is shaping up to be another highlight of our slate!

As a reminder, *FADE TO BLACK* is Legion M's next project offering our community a chance to invest directly and see their name in the credits. Make a non-binding reservation to secure your spot—reservation holders get priority before we open it up to the wider community. Demand is expected to be high, as it was with our William Shatner project, which sold out on reservations alone. Don't miss this opportunity—[Reserve Here]. And remember, as a Legion M investor, you already hold a stake in this project, but direct investment lets you share in its success once it hits the market.

Onward & Upward,

Paul, Jeff, and the Legion M team

   

Legion M Entertainment Inc.
1801 Century Park East
24th Floor
Los Angeles, CA 90067

Gmail — Paul Scanlan <[redacted]>

[Test] Fade To Black - New Talent Announcement

Legion M <team@legionm.com> — Wed, Nov 20, 2024 at 3:42 PM
Reply-To: us13-65a4878852-f321b69f03@inbound.mailchimp.com
To: "<< Test First Name >>" <[redacted]





FADE TO BLACK.
"A dark gem that promises a fun, macabre journey through the gutters of Hollywood ambition."
- The Black List

<< Test First Name >>,

Currently filming in Los Angeles, *FADE TO BLACK*'s already stellar cast keeps getting better with exciting new talent joining the lineup – **as announced exclusively by Deadline** earlier this morning, with additional news outlet pickups from Collider and Bloody Disgusting.

FADE TO BLACK is Legion M's next project offering our community a chance to invest directly and see their name in the credits. Make a non-binding reservation to secure your spot—reservation holders get priority before we open it up to the wider community. Demand is expected to be high, as it was with our William Shatner project, which sold out on reservations alone. Don't miss this opportunity—[Reserve Here]. And remember, as a Legion M investor, you already hold a stake in this project, but direct investment lets you share in its success once it hits the market.

Onward & Upward,

Paul, Jeff, and the Legion M team

   

Legion M Entertainment Inc.
1801 Century Park East
24th Floor
Los Angeles, CA 90067



Gmail **Paul Scanlan** <[redacted]>

[Test] Fade To Black - New Cast Attachments

Legion M <team@legionm.com> Wed, Nov 20, 2024 at 12:56 PM
Reply-To: us13-65a4878852-ea44d406e3@inbound.mailchimp.com
To: "<< Test First Name >>" <[redacted]



LEGION M

FADE TO BLACK.
"A dark gem that promises a fun, macabre journey through the gutters of Hollywood ambition."
- The Black List

<< Test First Name >>,

Currently filming in Los Angeles, *FADE TO BLACK* has already attracted an extraordinary ensemble cast. Now in addition to the cast lineup, we have new talent attaching being announced exclusively by Deadline earlier this morning. Read the full **Deadline news release here**, and additional news outlet pickups from Collider and Bloody Disgusting.

But it's not just the cast that keeps getting better—our creative team also continues to rise. Cinematographer Bryce Fortner (*Ingrid Goes West*, *Professor Marston & The Wonder Women*), production designer Brandon Mendez (*Flamin' Hot*, *Four Good Days*), and costume designer Margaret Robbs (*Challengers*, *Westworld*) are bringing an elevated visual style to the production. And we are over the moon to have Nathan Orloff (*Saturday Night*, *John Wick 4*, *Ghostbusters: Frozen Empire*) and Justin Yates on board as our editing team. If you've seen *Saturday Night*, you

know the buzz about its editing, with whispers of an Academy Award nomination this year. Attaching Nathan and Justin to FADE is an absolute home run.

We wrapped day 15 of our 20-day shoot this week, and the energy on set is palpable. Every member of the cast is delivering extraordinary performances, and our visionary director, Andrew Sandler, is collaborating beautifully with the creative team to bring this ambitious project to life. The footage we've captured so far has been nothing short of phenomenal.

FADE TO BLACK is Legion M's next project offering our community a chance to invest directly and see their name in the credits. Make a non-binding reservation to secure your spot—reservation holders get priority before we open it up to the wider community. Demand is expected to be high, as it was with our William Shatner project, which sold out on reservations alone. Don't miss this opportunity—[Reserve Here]. And remember, as a Legion M investor, you already hold a stake in this project, but direct investment lets you share in its success once it hits the market.

Onward & Upward,

Paul, Jeff, and the Legion M team

   

Legion M Entertainment Inc.
1801 Century Park East
24th Floor
Los Angeles, CA 90067